

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



VECTOR BREWING
CROWDFUNDING VIDEO TRANSCRIPT

Meet Craig and Veronica Bradley, award winning advertising creatives, champions of the Dallas craft beer scene, and owners of Vector Brewing.

This is the brewery side of Vector—a seven-barrel system custom fabricated from Deutsche Beverage Technology and designed by Craig and Tomás, AKA Tommy, head of brewing operations at Vector; plus two oak foeders; and two barrel-aging rooms, one completely devoted to mix-culture, wild, and sour beers.

As for food, Vector will have a full scratch-pizza kitchen equipped with a stone-deck oven and a gigantic dough mixer. Menu items will include traditional pizzas, as well as unique offerings, like crust made of fried chicken.

You heard that correctly, fried-chicken crust.

Vector Brewing lives in the revitalized Lakeridge Shopping Center, in the heart of Lake Highlands.

An area that was practically ignored by developers until recently, the neighborhood can't wait for Vector's twenty-three hundred square foot patio that's both dog and child friendly. There's nothing else like it in the immediate area.

As for the taproom/brewpub model, the Bradleys have done their research. After helping open Lakewood Brewing Company in two-thousand-twelve, Craig helped shape the Dallas beer market.

And with their background in advertising, they've kept a close eye on market trends, and they know where the market is going.

- Hyper-local, taproom-model breweries are gaining market share
- Brewpubs can serve wine, unlike production breweries
- Beer and food pairings just make sense
- Craft beer's growth continues to climb
- X% of total market share is craft beer
- Have you tasted beer?
- No fighting for shelf space in stores
- Neighborhood focused
- Ability to quickly react to local demand
- Beer is recession proof
- Beer can be sold to-go
- Pizza and beer are BFFs
- Smaller brands are growing the fastest
- Craft drinkers demand new and more and more new
- We can also brew hard seltzer

With unique, boundary-pushing styles of beer—as well as traditional favorites—an artisan, from scratch food menu, and the patio to end all patios, Vector Brewing is positioned to be a true beer and culinary adventure for everyone who walks through the doors.

Thank you for watching. And we'll see you at Vector.

Vector Brewing
vectorbrewing.com
@vectorbrewing